EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

Nine months ended September 30, 2008
Earnings:
Loss before income tax expense(1)	$(125,918)
Fixed charges	70,147
Interest capitalized	(6,314)
Amortization of previously capitalized interest	205

Total	$(61,880)

Fixed Charges:
Interest cost, including addback of capitalized interest, and debt expense	67,926
Interest allocable to rental expense(2)	2,221

Total	$70,147

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a non-cash loss recognized on derivatives of $36.0 million and a non-recurring cash derivative unwind expense of $187.6 million for the nine months ended September 30, 2008.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest

(3)	Due to the Partnership’s loss for the nine months ended September 30, 2008, its earnings were insufficient to cover its fixed charges by $132.0 million.